EXHIBIT 99.1

Clementia Announces the Departure of Chief Commercial Officer

MONTREAL, Nov. 30, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced the departure of Eric Grinstead as the Company’s chief commercial officer effective November 30, 2018.

“Thanks to Eric’s tenure at Clementia, we stand today with a well-designed approach for market development and future commercialization of palovarotene,” stated Clarissa Desjardins, Ph.D., chief executive officer, Clementia. “As we prepare to submit our first New Drug Application in 2019, we look forward to further building our leadership and capabilities to support our transformation into a fully integrated biotech company.”

The Company has initiated a search process for a new chief commercial officer, who is expected to have significant product launch and market access experience. Steve Forte, chief financial officer, will assume responsibility for the company’s ongoing pre-commercial efforts in the interim.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company is preparing for a 2019 NDA submission to the FDA to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for the prevention of heterotopic ossification (HO) associated with flare up symptoms in adults and children with fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of multiple osteochondromas (MO, also known as multiple hereditary exostoses, or MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:

Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Monique Allaire
THRUST Strategic Communications
+1-617-895-9511